BioSpecifics Technologies Corp.
35 Wilbur Street
 Lynbrook, NY 11563

November 25, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

BioSpecifics Technologies Corp.
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-34236

Dear Mr. Rosenberg:

This letter is being furnished in response to the comments contained in the letter (the "Comment Letter") dated November 12, 2009 from you to Thomas L. Wegman, President, Principal Executive Officer and Principal Financial Officer of BioSpecifics Technologies Corp. (the "Company"), with respect to the Company’s Annual Report on Form 10-K, File No. 001-34236 (the "Annual Report"). For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Company’s response.

Form 10-K

Item 1. Business
Licensing and Marketing Agreements
In Licensing and Royalty Agreements
Frozen Shoulder, page 10

1.

We note your response to our prior comment one indicating that the company previously requested and the Commission previously granted confidential treatment with respect to the royalty payments to be made by the company under the Frozen Shoulder License Agreement until November 30, 2016. Please note that your original application for confidential treatment was not subject to full review by the Staff. Generally, the Staff grants confidential treatment with respect to royalty rates if you disclose a reasonable potential range of royalty payments under the license agreement. Accordingly, please disclose the potential range of royalty payments under the license agreement, specifying that the royalty rates are in the low teens, high teens, single digits, or provide another reasonable range.

Alternatively, please provide a detailed analysis under Rule 83 as to why the disclosure of such a range of potential royalty rates would be competitively harmful to the company.

Response: As noted in the Company’s prior response to the Staff’s first comment as set forth in that certain response letter dated October 2, 2009 (the "Prior Response Letter"), the Company does, and will not, receive any royalty, milestone or sublicense payments from the Research Foundation under the Frozen Shoulder Agreement dated November 21, 2006 (the "FSA"). Also, as noted in the Prior Response Letter, the Company previously requested, and the Commission previously granted on February 20, 2007 (File No. 0-19879; Internal CF#19398), confidential treatment for information related to, among other things, royalty payments to be made by the Company to the Research Foundation under the FSA until November 30, 2016. This information continues to qualify as confidential commercial information under Section 552(b)(4) of the Freedom of Information Act, as amended, and, in turn, the Commission’s Rule 83, because such information constitutes (i) commercial information that is (ii) obtained from a person and is (iii) confidential.

Information pertaining to the in-licensing royalty rates paid by the Company to the Research Foundation constitutes confidential commercial information because it directly pertains to, and ultimately discloses the results of, the parties private commercial negotiations related to the Company’s financial obligations under the FSA. The disclosure of this information, including the disclosure of a range of potential royalty rates, would likely result in material damage to the Company’s operations and its competitive position in the marketplace and in the life sciences industry because the disclosure of such information would provide the Company’s, current and future, competitors insight to the Company’s internal business deliberations regarding in-licensing royalty rates to be paid by the Company to its third-party licensors, which, in turn, could negatively affect the Company’s ability to negotiate future in-licensing agreements. Accordingly the Company continues to believe that information pertaining to the Company’s in-licensing royalty rates should be subject to the Commission’s previously granted order for confidential treatment.

Item 7. Management’s Discussion and Analysis or Plan of Operation
Critical Accounting Policies and Assumptions
Revenue Recognition, page 31

2.

Please refer to your response to our prior comment two. Please tell us whether, and if so, why the obligations of the Joint Development, Joint Manufacturing and Joint Commercialization Committees are inconsequential and perfunctory. Please reference specific sections of the Auxilium Agreement. Refer to Question One of SAB Topic 13A3c.

Response: As noted in the Company’s prior response to the Staff’s second comment as set forth in that certain response letter dated October 2, 2009, none of the Joint Development Committee (the "JDC"), the Joint Commercialization Committee (the "JCC") and the Joint Manufacturing Committee (the "JMC" and together with the JDC and the JCC, the "Committees") are subject to any specified performance conditions regarding the development, commercialization or manufacturing, as applicable, of the Product (as such term is defined in that certain Amended and Restated License Agreement dated as of December 11, 2008 by and between Auxilium Pharmaceuticals, Inc. ("Auxilium") and the Company (the "Agreement")).

Although Articles 3, 5 and 6, respectively, of the Agreement seem to suggest that the Company has a role in activities regarding the development, commercialization or manufacturing, as applicable, of the Product through its Committee activities, the Company’s engagement, if any, in any such activities has been inconsequential and perfunctory for the following two reasons. First, the terms and conditions of the Agreement expressly limit the Company’s ability to make any decisions regarding such activities on behalf of the Committees and, moreover, expressly grants such Committee decision making authority to Auxilium. Second, given the limited decision making authority of the Company, these Committees merely function as venues for the Company to obtain information, to the limited extent shared by Auxilium, concerning the development, commercialization and/or manufacturing activities of Auxilium. Consequently, it would be incorrect to interpret the mere existence of these Committees as giving the Company any material role in these activities. Accordingly, the Company, respectfully, reasserts its conclusion that the recognition in 2008 of approximately $6.4 million for sublicensing fees received in 2009 was appropriate for the Company’s accounting purposes.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,

/s/ Thomas L. Wegman
 Thomas L. Wegman, President

cc:

Nandini A. Acharya, Attorney
Tabatha Akins, Staff Accountant
Mary Mast, Senior Staff Accountant
Carl A. Valenstein, Bingham McCutchen LLP